

July 13, 2010

Emanuel Chirico
Chairman and Chief Executive Officer
Phillips-Van Heusen Corporation
200 Madison Avenue
New York, New York, 10016

> **Re:** **Phillips-Van Heusen Corporation**
> **Form 10-K for Fiscal Year Ended January 31, 2010**
> **Filed March 31, 2010**
> **Forms 8-K filed March 22, 2010 and May 24, 2010**
> **File No. 001-07572**

Dear Mr. Chirico:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 31, 2010

Exhibits, Financial Statement Schedules, page 42

1. The Second Amended and Restated Credit Agreement, filed as Exhibit 10.32 to your Form 10-K for the year ended January 31, 2010, does not appear to include all schedules and exhibits. Please file a complete copy of this agreement, including all attachments, as an exhibit to your next periodic report. In your letter in response to these comments, please confirm that you will re-file this agreement in its entirety.

Notes to Consolidated Financial Statements, page F-6

2. Acquisitions, page F-9

Acquisition of CMI, page F-10

2. We note that you acquired 100% of the issued and outstanding shares of Confezioni Moda Italia, S.r.L. ("CMI") from a subsidiary of The Warnaco Group, Inc. ("Warnaco") in January 2008. We further note that in the first quarter of 2008, Warnaco paid you $38.5 million in return for you assuming ownership of CMI, and you also paid to Warnaco $17.1 million (of which $4.1 million was thereafter refunded to you) based on a percentage of Warnaco's estimate of the net working capital of CMI as of the closing date. Please tell us of the following with respect to your January 2008 acquisition of CMI:

    a. What you acquired (e.g. assets acquired, liabilities assumed or incurred, etc.), and how your consideration of $17.1 million (less the subsequent $4.1 million refund) paid to Warnaco was determined;

    b. How you accounted for the initial acquisition of CMI (i.e. business combination or asset acquisition);

    c. What Warnaco's $38.5 million payment to you represented (e.g. a return for your ownership assumption of CMI, an offset to your projected losses for CMI, acquisition of new Calvin Klein licenses, expansion of existing Calvin Klein licenses, etc.); and

    d. The period over which you are amortizing related amounts received into income, the basis for such amortization period, and the amounts you have recorded in income on an annual basis through fiscal year end January 31, 2010.

Item 2.02 and 9.01 Forms 8-K filed March 22, 2010 and May 24, 2010

Ex. 99.1

3. We note that you present full non-GAAP consolidated income statements for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures. Please tell us why you believe it is appropriate to present a full non-GAAP income statement for this purpose. In that regard, we believe that presenting a full non-GAAP income statement may attach undue prominence to the non-GAAP information. Refer to question 102.10 of the Staff's Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

<u>Item 2.02 and 9.01 Form 8-K filed May 24, 2010</u>

<u>Ex. 99.1</u>

<u>Consolidated Income Statements, page 10</u>

4. We note that the tax benefits associated with the Company's acquisition, restructuring and other costs are estimated based on the Company's assessment of deductibility considering the jurisdiction where such charges are incurred. Please provide us with reconciliations to the $31.589 million and $1.812 million income tax benefit adjustments for the quarters ended May 2, 2010 and May 3, 2009, respectively. Also tell us how each tax adjustment was calculated (i.e. the tax rate(s) used to determine the underlying adjustments) and further explain to us how you determined the respective tax rate(s) used. To the extent that different tax rates were used, please explain the reason(s) for such differences.

<u>Full Year and Second Quarter Guidance Assumptions and Reconciliations of GAAP and Non-GAAP Amounts, page 14</u>

<u>Acquisition and Integration Costs and Earnings (Loss) Per Share Reconciliations, page 14</u>

5. We note your estimated tax impacts of $84 million and $14 million for the Full Year 2010 and Second Quarter 2010, respectively. Please tell us the tax rate(s) used to determine the tax impacts and further explain to us how you determined the respective tax rate(s) used. To the extent that different tax rates were used, please explain the reason(s) for such differences.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Archfield at (202) 551-3315 or David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or me at (202) 551-3795 with any other questions.

Sincerely,

John Reynolds
Assistant Director